SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34811; File No. 812-15224

Forum Real Estate Income Fund, et al.

January 18, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application for an order pursuant to section 6(c) of the Investment Company Act of
1940 (the "Act") for an exemption from sections 18(a)(2), 18(c), and 18(i) of the Act, pursuant to
sections 6(c) and 23(c) of the Act for certain exemptions from rule 23c-3 under the Act, and
pursuant to section 17(d) of the Act and rule 17d-1 thereunder.

Summary of Application: Applicants request an order to permit certain registered closed-end
management investment companies to issue multiple classes of shares and to impose early
withdrawal charges and asset-based distribution and/or service fees.

Applicants: Forum Real Estate Income Fund (formerly Forum CRE Income Fund) and Forum
Capital Advisors LLC.

Filing Dates: The application was filed on April 29, 2021, and amended on, October 26, 2021,
May 17, 2022, August 24, 2022, November 29, 2022, and January 6, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application
by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with
a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or
personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing
requests should be received by the Commission by 5:30 p.m. on February 13, 2023, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Kelley Howes, Esq., khowes@mofo.com.

 FOR FURTHER INFORMATION CONTACT: Asaf Barouk, Senior Counsel, or Robert S. Shapiro, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' fifth amended and restated application, dated January 6, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

        For the Commission, by the Division of Investment Management, under delegated authority.

                                                                Sherry R. Haywood,
                                                                Assistant Secretary.